July 18, 2007
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Sasha Parikh, Staff Accountant Joel Parker, Accounting Branch Chief

Re:	XenoPort, Inc., File No. 000-51329 Form 10-K for the Fiscal Year ended December 31, 2006
Dear Mr. Rosenberg:
XenoPort, Inc. (the “Company,” “we” or “us”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff contained in the letter from the Staff dated July 5, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).
Set forth below are responses to the Staff’s comments numbered 1 through 3, as set forth in the Comment Letter.
Form 10-K for the year ending December 31, 2006
Note 1. Organization and Summary of Significant Accounting Policies, page 79
Valuation Assumptions, page 84
1.	Please clarify, in disclosure type format, how your three accounting methodologies (Black-Scholes option valuation model, the single-option allocation method and the straight-line attribution approach) are used to account for your share based payments.

We respectfully thank the Staff for discussing this matter with us by telephone on July 16, 2007 and reiterate the comments we made to the Staff on that call, namely that we estimate the fair value of all of our stock options and stock purchase rights on the date of grant using a Black-Scholes valuation model. Fair values are expensed on a straight-line basis over the vesting period.

In response to the Staff’s comment, we will clarify our disclosure with respect to how we account for share-based payments, and we have used our 2006 Form 10-K disclosures to “model” our enhanced disclosures as they will appear in our 2007 Form 10-K filing as follows:

Securities and Exchange Commission
July 18, 2007

“Valuation Assumptions

The Company estimates the fair value of all of its stock options and stock purchase rights on the date of grant using a Black-Scholes valuation model, consistent with the provisions of SFAS 123R and Staff Accounting Bulletin 107 (SAB 107), and the Company expenses the resulting charge using the straight-line attribution method over the vesting period. The calculation of the Black-Scholes valuations used the following weighted-average assumptions:

	Year Ended December 31,
	2006	2005	2004
Dividend yield	0%	0%	0%
Volatility for options	0.70	0.75	0.80
Volatility for ESPP	0.51	0.46	—
Weighted-average expected life of options (years)	4.83	5	5
Weighted-average expected life of ESPP rights (years)	0.5	0.5	—
Risk-free interest rate for options	4.35-5.07%	3.87-4.29%	2.98-3.72%
Risk-free interest rate for ESPP rights	3.69-5.15%	3.69%	—
”

Securities and Exchange Commission
July 18, 2007

Note 2. Collaboration Revenue, page 86
2.	The $10 million milestone payment from Astellas is being amortized over the Phase 3 clinical trial, which appears to be 11 months ending January 2007. This timeline conflicts with your disclosure on page 55 which estimates the Phase 3 clinical trial completion date in Fiscal 2008. Please advise.

We respectfully advise the Staff that XP13512 is currently being evaluated in a Phase 3 clinical program, which incorporates multiple Phase 3 clinical trials. As disclosed on page 86, we received a milestone payment of $10.0 million from Astellas that was triggered by the initiation of our first Phase 3 clinical trial of XP13512 in RLS patients in the United States. Such milestone payment was recognized on a straight-line basis over the period of this specific Phase 3 clinical trial. However, the disclosure on page 55 under the caption “Estimated Completion of Current Phase” is intended to provide the reader with our estimate of the completion of the entire Phase 3 development program for XP13512. This disclosure is consistent with disclosure throughout the Form 10-K with respect to the description of our broader Phase 3 clinical program, which encompasses multiple U.S. trials. For example, as set forth on page 8 of the Form 10-K, we identify and describe multiple clinical trials that comprise our Phase 3 clinical program, including two 12-week trials, a long-term efficacy trial and a long-term safety trial. To date, the first, 12-week Phase 3 trial (which triggered the Astellas milestone payment upon initiation) has been completed. However, we estimate that the last of the clinical trials that comprise our XP13512 Phase 3 clinical program as a whole will not be completed until 2008.

3.	You state that the Astellas $25 million and $10 million payments were made, yet have a trade receivable for $2.8 million. Please tell us the composition of the trade receivable.

We respectfully advise the Staff that the trade receivable of $2.8 million is unrelated to the $25.0 million and $10.0 milestone payments that we received from Astellas, and instead, it represents amounts due from Astellas for direct reimbursement of costs related to work performed by third-party vendors engaged by us at the request of Astellas to support Astellas’ development of XP13512 in the Astellas territory. Reimbursement of these expenses is at cost and does not include any profit margin for the Company.
*     *     *     *
The Company further acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
July 18, 2007

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the foregoing adequately responds to the Comment Letter. Please do not hesitate to call me at (408) 616-7251 if you would like to discuss these issues further.

Very truly yours,
/s/ William G. Harris
William G. Harris
Senior Vice President of Finance and Chief Financial Officer

cc:	Martyn Webster XenoPort, Inc.

Gianna Bosko, Esq. XenoPort, Inc.

Suzanne Sawochka Hooper, Esq. Cooley Godward Kronish LLP

Christian Nolet Ernst & Young LLP